Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Six Months Ended June 30	Year Ended December 31
	2016	2015	2014	2013	2012	2011
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,138	$1,865	$1,308	$1,229	$814	$936
Plus:
Fixed charges exclusive of capitalized interest	107	213	280	284	281	280
Amortization of capitalized interest	3	6	6	6	6	6
Adjustments for equity affiliates	1	77	5	9	12	19
Total	$1,249	$2,161	$1,599	$1,528	$1,113	$1,241

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$62	$126	$187	$197	$210	$210
Rentals - portion representative of interest	45	87	93	87	71	70
Fixed charges exclusive of capitalized interest	107	213	280	284	281	280
Capitalized interest	4	9	16	10	8	9
Total	$111	$222	$296	$294	$289	$289

Ratio of earnings to fixed charges	11.2	9.7	5.4	5.2	3.9	4.3

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations